EXHIBIT 99.1

Court Approves Appointment of Ziv Haft Trust Company as the Successor Trustee
for  the Series B Notes of Internet Gold - Golden Lines Ltd.

Ramat Gan, Israel - June 27, 2011 – Internet Gold – Golden Lines Ltd. (Nasdaq and TASE: IGLD) announced today that the Tel Aviv District Court approved the appointment of Ziv Haft Trust Company Ltd. ("Ziv Haft") as the successor trustee for  the Series B Notes of the Company, replacing Bank Leumi Le-Israel Trust Company Ltd. Court approval was required after the May 11, 2011 approval of the appointment of Ziv Haft by the holders of the Series B Notes.

About Internet Gold - Golden Lines Ltd.

Internet Gold is Israel’s leading telecommunications group. Internet Gold’s main asset is its control of Bezeq, the Israel Telecommunication Corp. (http://ir.bezeq.co.il) (TASE:BZEQ), Israel’s largest telecommunications service provider, which is  based on  its   controlling ownership of B Communications Ltd. (Nasdaq and TASE: BCOM), the holder of the controlling  interest (31.23%) and Board control of Bezeq.

Internet Gold is controlled by Eurocom Communications, a leading privately-held investment group headquartered in Ramat-Gan, Israel. Internet Gold’s shares are traded on the NASDAQ Global Select Market  and the Tel Aviv Stock Exchange  where its share price is tracked as part of the TA-100 Index.

For more information, please visit the following Internet sites:

http://ir.bezeq.co.il
http://www.eurocom.co.il
http://www.bcommunications.co.il